# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MarketWise, Inc., CIK 0001805651
CUSIP: 57064P206
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1125 N. Charles Street, Baltimore, Maryland (MD), 21201
Date of event which requires filing of this statement: 10/28/2025
Amends the filing with accession number 0001628280-23-032277
Filed by CIK 0001875753
Persons authorized to receive notices and communications: Nicole Sullivan, Monument & Cathedral Holdings, LLC, 14 W. Mount Vernon Place, Baltimore, Maryland (MD), 21201, (410) 223-2677

## Reporting persons
- Monument & Cathedral Holdings, LLC (CIK 0001875753): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 6,983,620; shared voting power 0; sole dispositive power 5,955,927; shared dispositive power 0; aggregate amount beneficially owned 6,983,620 (71.7% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7, 9 and 11 consists entirely of Common Units of MarketWise, LLC ("Common Units") either held directly by Monument & Cathedral Holdings, LLC ("Monument") or over which Monument has voting control, and which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.
  
  The percent of class represented by the amount in Row 13 is based on (a) 2,758,989 shares of Class A Common Stock outstanding as of August 4, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on August 7, 2025 and (b) 6,983,620 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by the holder of Common Units.
- Cobblestone Publishing, Inc. (CIK 0000320072): type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 6,983,620; shared voting power 0; sole dispositive power 5,955,927; shared dispositive power 0; aggregate amount beneficially owned 6,983,620 (71.7% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7, 9 and 11 consists entirely of Common Units either held directly by Monument or over which Monument has voting control, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.
  
  The percent of class represented by the amount in Row 13 is based on (a) 2,758,989 shares of Class A Common Stock outstanding as of August 4, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on August 7, 2025 and (b) 6,983,620 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by the holder of Common Units.
- Erika Nolan (CIK 0002042995): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,983,620; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,983,620 (71.7% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 8 and 11 consists entirely of Common Units either held directly by Monument or over which Monument has voting control, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed. Ms. Nolan disclaims beneficial ownership of all the foregoing shares or Common Units owned by Monument or with respect to which Monument has voting control.
  
  The percent of class represented by the amount in Row 13 is based on (a) 2,758,989 shares of Class A Common Stock outstanding as of August 4, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on August 7, 2025 and (b) 6,983,620 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by the holder of Common Units.
- Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two (CIK 0002043525): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 6,983,620; shared voting power 0; sole dispositive power 5,961,813; shared dispositive power 0; aggregate amount beneficially owned 6,983,620 (71.7% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7, 9 and 11 consists of (a) 6,977,734 Common Units either held directly by Monument or over which Monument has voting control, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed and (b) 5,886 Common Units held directly by the Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two (the "Trust"), which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed. The Trust disclaims beneficial ownership of all of the foregoing shares or Common Units owned by Monument or over which Monument has voting control (except with respect to the Common Units held directly by the Trust).
  
  The percent of class represented by the amount in Row 13 is based on (a) 2,758,989 shares of Class A Common Stock outstanding as of August 4, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on August 7, 2025 and (b) 6,983,620 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by the holder of Common Units.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: MarketWise, Inc.
Address of issuer's principal executive offices: 1125 N. Charles Street, Baltimore, Maryland (MD), 21201
Comment: The following constitutes Amendment No. 2 (this "Amendment") to the Schedule 13D filed on September 14, 2023 by Myles Norin, LLC ("Norin LLC"), Myles Norin, Monument and Cobblestone Publishing, Inc. ("Cobblestone") (the "Original Schedule 13D") as amended by Amendment No. 1 filed on November 22, 2024 by Monument, Cobblestone, Erika Nolan, the Trust, the Estate of Myles Norin (the "Norin Estate") and Norin LLC ("Amendment No. 1"). The Original Schedule 13D, as amended through the date of this Amendment, is collectively referred to herein as the "Schedule 13D". Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Original Schedule 13D and Amendment No. 1, as applicable.

## Item 2. Identity and Background
Name of person filing: Item 2(a) is hereby amended and restated as follows: This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"): Monument, Cobblestone, Erika Nolan ("Ms. Nolan"), and the Trust. This statement relates to the securities held by Monument and the Trust. Ms. Nolan is the president of Cobblestone, which is the sole manager of Monument. The bylaws of Cobblestone provide the president of Cobblestone with voting control of the shares held directly or indirectly by Cobblestone. Ms. Nolan is also a director of Cobblestone. The other members of the Board of Directors of Cobblestone consist of Jules Farish Owen Bonner and Robert Compton (the "Cobblestone Directors"). Robert Compton is also the Secretary and Treasurer of Cobblestone. The Trust is the majority shareholder of Cobblestone.
Residence or business address: Item 2(b) is hereby amended and restated as follows: The address of the principal business office of each of the Reporting Persons and the Cobblestone Directors is 14 W. Mount Vernon Place, Baltimore, Maryland 21201.
Present principal occupation or employment: Item 2(c) is hereby amended and restated as follows: Monument operates a holding company, which, through its subsidiaries, publishes books, magazines, and newsletters on a variety of topics. Cobblestone is the sole manager of Monument. Ms. Nolan is the President and a director of Cobblestone. Robert Compton is a director of Cobblestone and the Chief Operating Officer of The Agora Companies, LLC, a holding company, with a principal office at 1001 Cathedral Street, Baltimore, Maryland 21201. Jules Farish Owen Bonner is a director of Cobblestone. The Trust is established as an irrevocable trust and is the majority shareholder of Cobblestone.
Criminal convictions in the last five years: Item 2(d) is hereby amended and restated as follows: During the last five years, none of the Reporting Persons or the Cobblestone Directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) is hereby amended and restated as follows: During the last five years, none of the Reporting Persons or the Cobblestone Directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Item 2(f) is hereby amended and restated as follows: Monument is a Maryland limited liability company; Cobblestone is a Maryland corporation; Ms. Nolan is a citizen of the United States; the Trust is a personal estate planning vehicle established under the laws of the State of Maryland for Elizabeth W. P. Bonner, a citizen of the United States; the Cobblestone Directors are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

As described in the Proposal (as defined below), M&C (as defined below) proposes to finance the transaction with equity capital, which would be provided by M&C from cash on hand. M&C also anticipates the possibility of certain shareholders rolling over their shares in the Proposed Transaction (as defined below), and may engage with such shareholders regarding this possibility.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows:

The information set forth in Item 3, as amended and supplemented, is incorporated into this Item 4 by reference.

On October 28, 2025, Monument (collectively with its affiliates, "M&C") delivered a letter to the board of directors of the Issuer (the "Board"), which contained a proposal (the "Proposal") to acquire all of the outstanding equity interests of each of the Issuer and Marketwise, LLC (collectively, "Marketwise" or the "Company") that are not owned directly or indirectly by M&C, for cash consideration of $17.25 per share (the "Proposed Transaction").

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Class A Common Stock from the Nasdaq and other material changes in the Issuer's business or corporate structure.

No assurances can be given that a definitive agreement will be reached or that the transaction contemplated by the Proposal will be consummated. M&C reserves the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced herein, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation; proposing changes with respect to the Issuer and/or soliciting proxies from other equityholders of the Company in connection therewith; acquiring additional equity, debt, notes, instruments or other securities of Marketwise (which may include rights or securities exercisable or convertible into securities of Marketwise) (collectively, "Securities"), including an acquisition of Marketwise, or disposing of some or all of the Securities beneficially owned by them from time to time (which may include distributing some or all of such Securities to such Reporting Person's respective members, stockholders, partners or beneficiaries, as applicable, transferring Securities to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), in public market, privately negotiated transactions, block sales or otherwise; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Reporting Persons and their affiliates intend to engage in discussions with members of management, the Board and a special committee expected to be formed thereby (the "Special Committee") in connection with the Proposed Transaction, and intend to engage in discussions with certain equityholders of Marketwise regarding the possibility of rolling over their equity in connection with the Proposed Transaction. While the Proposal remains under consideration by the Board and the Special Committee, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Special Committee and its representatives. The Reporting Persons do not intend to update additional disclosures regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons and their affiliates may participate in any process regarding the Issuer and/or engage in other activities, discussions and/or negotiations regarding any courses of action with respect to the Issuer, including, without limitation, submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest in connection therewith, including any revisions to the Proposal; engaging advisors; communicating with the Issuer, its subsidiaries and other third parties (including, without limitation, various advisors, industry analysts, investment and financing professionals and financing sources) and any potential co-investors; taking actions regarding prospective debt and/or equity financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising and negotiating agreements with the Issuer.

Neither the Proposal nor this Amendment is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of Marketwise's securities.

The foregoing summary of the Proposal is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) are hereby amended and restated as follows:

The information set forth on the cover pages of, and the information set forth or incorporated by reference in Items 2, 3, and 6 to the Schedule 13D, as amended, is hereby incorporated by reference in Item 5(a) and 5(b).

The ownership information presented below represents beneficial ownership of Class A Common Stock and Class B Common Stock of the Issuer as of August 4, 2025, based on 2,758,989 shares of Class A Common Stock and 13,612,641 shares of Class B Common Stock outstanding, as reported in the Issuer's Form 10-Q filed with the SEC on August 7, 2025.

Monument and Cobblestone beneficially own 6,983,620 shares of Class A Common Stock of the Issuer representing 71.7% of the class and 6,983,620 shares of Class B Common Stock of the Issuer representing 51.3% of the class. (See notes 1 and 2 below.)

Ms. Nolan beneficially owns 6,983,620 shares of Class A Common Stock of the Issuer representing 71.7% of the class and 6,983,620 shares of Class B Common Stock of the Issuer representing 51.3% of the class. (See notes 1, 2 and 3 below.)

The Trust beneficially owns 6,983,620 shares of Class A Common Stock of the Issuer representing 71.7% of the class and 6,983,620 shares of Class B Common Stock of the Issuer representing 51.3% of the class. (See notes 1, 2 and 4 below.)

Note 1: The shares of Class A Common Stock listed as beneficially owned consist of 6,983,620 Common Units of MarketWise, LLC ("Common Units"), which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of Class A common stock of the Issuer for each Common Unit redeemed.

Note 2: In connection with each Common Unit, a holder is issued with a corresponding share of Class B Common Stock. The Shares of Class B common stock have no economic rights, but each share entitles the holder to one vote on all matters on which stockholders of the Issuer are entitled to vote generally. Upon redemption of any Common Unit, the corresponding share of Class B Common Stock will be terminated. The shares of Class B Common Stock listed as beneficially owned represent 5,955,927 shares held of record by Monument and 1,027,693 shares held by certain former equityholders of Monument who have entered into a voting proxy with respect to their Common Units and corresponding shares of Class B Common Stock in favor of Monument, a copy of the form is attached hereto as Exhibit 99.3 and incorporated by reference herein.

Note 3: The shares listed as beneficially owned consist of (a) 6,983,620 Common Units held directly by Monument or over which Monument has voting control and (b) 6,983,620 shares of Class B Common Stock held directly by Monument or over which Monument has voting control. Ms. Nolan is the President of Cobblestone, which is the sole manager of Monument. As a result, Ms. Nolan may be deemed to beneficially own the Common Units held by Monument directly or over which Monument has voting control and shares of Class B Common Stock held directly by Monument or over which Monument has voting control. Ms. Nolan disclaims beneficial ownership of all the foregoing shares or Common Units owned by Monument or with respect to which Monument has voting control.

Note 4: The shares listed as beneficially owned consist of (a) 6,977,734 Common Units held directly by Monument or over which Monument has voting control and (b) 5,886 shares of Class B Common Stock held directly by the Trust. The Trust is the majority shareholder of Cobblestone. As a result, the Trust may be deemed to beneficially own the Common Units held by Monument directly or over which Monument has voting control and the shares of Class B Common Stock held directly by Monument or over which Monument has voting control. The Trust disclaims beneficial ownership of all the foregoing shares or Common Units owned by Monument or with respect to which Monument has voting control (other than with respect to Common Units directly owned by the Trust).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following:

Certain former equityholders of Monument, including the current Chairman of the Board of the Issuer, entered into voting proxies with respect to their Common Units, giving Monument voting power over their Common Units and their corresponding shares of Class B Common Stock of the Issuer. The shares of Class B Common Stock have no economic rights, but each share entitles the holder to one vote on all matters on which stockholders of the Issuer are entitled to vote generally. Upon redemption of any Common Unit, the corresponding share of Class B Common Stock will be terminated.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated October 29, 2025.
Exhibit 99.2 Letter to the Board of Directors of MarketWise, Inc., dated October 28, 2025.
Exhibit 99.3 Form of Voting Proxies

## Signatures
- Monument & Cathedral Holdings, LLC: /s/ Erika Nolan, Erika Nolan/President of Cobblestone Publishing, Inc. which is the manager of Monument & Cathedral Holdings, LLC (10/29/2025)
- Cobblestone Publishing, Inc.: /s/ Erika Nolan, Erika Nolan/President (10/29/2025)
- Erika Nolan: /s/ Erika Nolan, Erika Nolan/individual (10/29/2025)
- Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two: /s/ Margaret F. DeCampo, Margaret F. DeCampo/Trustee (10/29/2025)
- Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two: /s/ William R. Bonner, Jr., William R. Bonner, Jr./Trustee (10/29/2025)
- Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two: /s/ William Wesley Bonner, William Wesley Bonner/Trustee (10/29/2025)
- Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two: /s/ Maria Bonner Lombardi, Maria Bonner Lombardi/Trustee (10/29/2025)